Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2009

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated May 12, 2009, and provides an analysis of the Company’s results of operations for the three months ended March 31, 2009.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation March 31, 2009 unaudited interim consolidated financial statements, the Western Copper Corporation December 31, 2008 audited annual consolidated financial statements and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the March 31, 2009 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2008 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At May 12, 2009, the Company had 72,819,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

BUSINESS AND OVERVIEW

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s properties are located in Canada.

Over the past year, the commodity industry has witnessed significant change. Many metal prices declined from multi-year peaks halfway through 2008 to three to four year lows by the end of that year. The most significant metals for Western Copper are copper, gold, and molybdenum. Copper traded at over US$4.00/lb in June 2008, but finished the year around US$1.50/lb. It has now recovered somewhat to around US$2.00/lb. Molybdenum, which was trading at approximately US$30/lb in mid-2008, has now dropped to approximately US$9.00/lb. Gold has been a bright spot for commodities, trading above US$850/oz. since late January 2009.

Another factor in the valuation of commodities in Canada has been the strengthening of the United States (“US”) dollar. The exchange rate between the Canadian and US dollar was near par from January to July 2008, but increased to approximately CA$1.20 per US dollar in October 2008 and has remained near that level since. The change in the exchange rate between the two currencies has muted some of the commodity price declines for projects that will earn revenue in US dollars, but pay expenditures in Canadian dollars. The change in the exchange rate has significantly improved gold’s value in Canadian dollar terms.

The overall decline in commodity prices has created some benefit for development companies. Lower prices for inputs such as steel and fuel have reduced the capital costs to build mines that were estimated in 2008. Despite reduced capital requirements for projects and some recent financings in the commodity

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

sector, mineral exploration and development companies are still finding it difficult to obtain financing from credit and capital markets to increase their liquidity or to build their projects.

The volatility in market conditions outlined above may significantly alter management estimates and forward looking information that were previously reported or that are contained herein. Refer to the risks and uncertainties section of this document for more details or to the Company’s AIF on SEDAR.

The following summarizes the exploration and development activities on Western Copper’s mineral properties during the period.

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990’s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. Based on the sulphide proven and probable reserve estimate of 914 million tonnes, the mine has an estimated thirty year ore production life. The feasibility study indicates initial capital development costs of $2.1 billion, which includes $550 million for a power plant.

Commodity prices, foreign exchange rates, and capital and operating costs have changed significantly since the release of the feasibility study. At the current commodity prices of: copper US$1.90/lb, gold US$900/oz, molybdenum US$9.00/lb and an exchange rate of 0.80 US$/$, the project remains economically attractive with a pre-tax IRR of 12.2% .

Following the positive result of the pre-feasibility study, the Company has begun preparing for the submission of a Project Proposal to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). Western Copper has initiated a baseline environmental and socio-economic data collection program to update and to complement environmental information collected in the early 1990’s. The Company has also had a number of preliminary meetings with various government departments and initial meetings with First Nations Governments to introduce them to the project.

During the first quarter of 2009, the Company has continued its permitting efforts by formally engaging with various government agencies and by planning for the 2009 baseline data collection program that will help form part of the Project Proposal. It has also begun work on further trade-off studies relating to road access and power options. The aim of these studies is to further improve the economics of the project.

A deep penetrating geophysical survey is planned for the middle of 2009 that will aim to identify additional resources below the current Casino pit boundaries. Based on the results of this program, the Company may decide to begin a drilling program later in the year.

Should it make a production decision on the property, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon Territory.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$).

Commodity prices, foreign exchange rates, and capital and operating costs have changed significantly since the release of the feasibility study. At the current copper price of US$1.90/lb and an exchange rate of 0.80 US$/$, the project remains economically attractive with a pre-tax IRR of 13.4% .

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to build the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use License (“WUL”) is the next and final major milestone of the permitting process and will allow the mine to operate. Western Copper expects to hear shortly of the status of its application, which was updated and submitted to the Yukon Water Board in December 2008. Western Copper expects to receive the WUL by the end of 2009.

Western Copper is currently reviewing the parameters of the independent feasibility study completed in 2007. The Company is also exploring several financing options and will be in a position to make a production decision upon securing financing and all major permits.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in 2009.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at May 12, 2009, Western Copper has made $600,000 in advance royalty payments.

Hushamu (British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

As of the date of this report, IMA had met their required minimum expenditure obligations for the first year.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential.

Western Copper anticipates that UBC will begin preliminary work on the study during Q2 2009.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;

  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

  4% if the price is greater than US$1.00 per pound.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

Sierra Almoloya (Chihuahua, Mexico)

The Company acquired the Sierra Almoloya property, a group of claims located in the state of Chihuahua, Mexico, as a result of Western Copper’s spin-out from Western Silver in 2006. Near the end of 2008, the Company reassessed the property and decided to abandon the claims.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	31-Mar-09	31-Dec-08	31-Sep-08	30-Jun-08

Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	522,773	599,667	530,503	544,160
Loss and comprehensive loss per share – basic and
diluted	0.01	0.01	0.01	0.01
Exploration expenses	-	-	-	-
Mineral properties	65,970,008	65,702,582	64,047,426	61,664,820
Cash, cash equivalents, and short-term investments	12,177,922	13,062,366	16,460,243	18,527,233
Total assets	78,503,650	79,216,492	80,708,309	80,414,978

As at and for the quarter ended	31-Mar-08	31-Dec-07	31-Sep-07	30-Jun-07

Expressed in Canadian dollars	$	$	$	$

Loss (income) and comprehensive loss (income)	484,919	(894,685)	385,067	2,003,538
Loss and comprehensive loss per share – basic and
diluted	0.01	(0.01)	0.01	0.03
Exploration expenses	-	-	-	1,265,320
Mineral properties	58,853,128	57,194,181	55,395,547	51,097,993
Cash, cash equivalents, and short-term investments	21,963,631	23,726,947	26,324,280	30,441,934
Total assets	80,977,997	81,156,211	82,000,958	81,968,869

The following items created significant variations in quarterly results presented:

  In Q4 2007, the Company recognized a future income tax recovery of $1.4 million relating to changes in the Canadian federal corporate income tax rates. If not for this transaction, the net loss for Q4 2007 would have been approximately $500,000, a figure that is consistent with the quarterly losses in 2008 and Q1 2009.

  The quarterly results for the periods ending June 30, 2007 differ significantly from those presented after that date because the Company had been expensing all exploration costs relating to the Carmacks Copper Project until the release of the feasibility study results in April 2007. Since the release of the feasibility study results, on-going costs relating to the project have been capitalized.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

RESULTS OF OPERATIONS

For the three months ended	March 31, 2009	March 31, 2008

Expressed in Canadian dollars	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	46,532	82,474
Filing and regulatory fees	16,820	27,585
Office and administration	461,230	520,232
Promotion and travel	74,799	68,771

LOSS BEFORE OTHER ITEMS	599,381	699,062

OTHER ITEMS
Interest income	(78,513)	(221,324)
Foreign exchange	1,905	7,181

LOSS AND COMPREHENSIVE LOSS	522, 773	484,919

Western Copper had a loss of $523,000 ($0.01 per common share) for the three months ended March 31, 2009. Administrative expenses decreased by $100,000 compared to the same period in the previous year. Stock-based compensation accounted for $61,000 of the savings.

Stock-based compensation allocated to administrative expenses was $61,000 less than the amount allocated during the same quarter in the previous year. Stock-based compensation levels will vary considerably due to the number of stock options granted, the expected term of the stock options, the pricing of the stock options and a number of other assumptions used when determining and expensing the value of stock options for financial reporting purposes. Stock-based compensation is not a cash cost.

Western Copper continues to earn interest on its cash deposits held at banks and on its short-term investments. As the Company uses its working capital to fund operations and mineral property development, its interest bearing balances have been decreasing. In addition, the Bank of Canada has significantly lowered its key interest rate over the past twelve months. As a result, the Company earned $142,000 less in interest income during Q1 2009 than it did in Q1 2008. Decreasing interest income is expected to continue as interest bearing balances are used to fund on-going operations.

The scale and nature of the Company’s operations has remained consistent with 2008 and this trend is expected to continue through 2009; however, the Company has reviewed its administrative expenses and taken measures to reduce discretionary spending.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended	March 31, 2009	March 31, 2008
Expressed in Canadian dollars	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(435,375)	(328,441)
Financing activities	-	-
Investing activities	(504,302)	(1,434,875)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(939,677)	(1,763,316)

Cash and cash equivalents – beginning	5,037,204	23,726,947

CASH AND CASH EQUIVALENTS – ENDING	4,097,527	21,963,631

In addition to its cash and cash equivalents, the Company had $8.08 million in short-term investments as at March 31, 2009. Cash, cash equivalents, and short-term investments totaled $12.2 million. Working capital decreased from $12.4 million as at December 31, 2008 to $11.8 million as at March 31, 2009.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from major Canadian banks that are cashable at the Company’s discretion without interest penalty. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

Western Copper is an exploration stage enterprise. As at March 31, 2009, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the ‘Results of operations’ section above.

Financing activities

There was no financing activity during Q1 2009 or Q1 2008. As at May 12, 2009, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of stock option exercises in 2009.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

Investing activities

The Company expended a net amount of $504,000 on mineral property expenditures during the first three months of 2009. This compares with $1.4 million in Q1 2008. The majority of these costs were spent on the Carmacks Copper Project and the Casino property.

The decrease in mineral property expenditures this year compared to last year is due to a number of reasons. Western Copper has made a conscious decision to cut spending due to the uncertainty surrounding availability of future capital. Both of the projects on which the Company is focusing, its Carmacks Copper Project and its Casino property, are now in the permitting stage. This stage of development is much less capital intensive than the stage the properties were at this time last year. At that time, Western Copper was progressing quickly on detailed engineering on the Carmacks Copper Project and it was working towards completion of the Casino pre-feasibility study. Another factor that led to lower spending in Q1 2009 compared to Q1 2008 is that during Q1 2009 the Company received a mineral exploration tax credit in the amount of $331,000 relating to exploration work on its Hushamu property in 2007. This amount was credited to mineral properties.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the three months ended March 31, 2009. Despite not taking into account changes in working capital balances, such as accounts payable, mineral property costs incurred are a good representation of Western Copper’s mineral property expenditures during the period.

Carmacks Copper Project		Casino

Expressed in Canadian dollars	$	$

DECEMBER 31, 2008	14,645,143	20,821,505

CASH ITEMS
Claims maintenance	4,198	1,840
Detailed engineering	35,361	-
Engineering studies	-	13,305
Exploration	-	11,320
Permitting	108,946	181,118
Salary and wages	46,200	60,450

CASH ITEMS	194,705	268,033

NON-CASH ITEMS
Exploration	-	13,680
Stock-based compensation	25,002	29,427

NON-CASH ITEMS	25,002	43,107

MARCH 31, 2009	14,864,850	21,132,645

A summary of activities at each property is available under the ‘Business and overview’ section at the beginning of this document.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2009, the Company charged overhead expenses to one of its directors in the amount of $1,852 (2008 - $1,837). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

CONTRACTUAL OBLIGATIONS

In April 2009, the Company signed a new lease agreement for its head office. The new lease begins on June 1, 2009 and expires on May 31, 2014. The new lease terms will provide savings of approximately $75,000 per year as compared to the lease in effect at March 31, 2009.

The Company has entered into a commitment to lease office space in the Yukon. The lease expires in 2011.

The future minimum lease payments by calendar year are approximately as follows:

Year	Head office	Yukon Office

Expressed in Canadian dollars	$	$

2009	109,312	21,476
2010	187,395	28,635
2011	190,053	28,635
2012	194,610	-
2013	196,510	-
2014	81,880	-
Thereafter	-	-

TOTAL	959,760	78,746

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

As at March 31, 2009 management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

CHANGE IN ACCOUNTING POLICIES

Section 3064 – Goodwill and intangible assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company expects to adopt IFRS effective January 1, 2011. As a result of the adoption, Western Copper will have to present restated prior year comparative figures using IFRS for each comparative period after the transition date. The change in accounting policies may have a material effect on Western Copper’s financial results and disclosures.

The Company will begin to execute its IFRS implementation plan in 2009. During the first half of 2009, Western Copper plans to compare its current accounting policies to IFRS and to identify differences between the two. By the end of 2009, Western Copper will select and approve accounting policies that comply with IFRS. Western Copper will track the impact of differences between the two sets of accounting policies as they relate to individual transactions throughout 2010. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian Generally Accepted Accounting Principles for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in disclosure controls or in internal controls over financial reporting from January 1 to May 12, 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

RISKS AND UNCERTAINTIES

The following is a list of the most significant risks and uncertainties that affect the Company. This list is not exhaustive. More information on risks and uncertainties is available in Western Copper’s Annual Information Form which is available on SEDAR at www.sedar.com.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties. There is a risk that this financing may not be available or available on reasonable terms.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three months ended March 31, 2009

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.